August 31, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your follow up comment letter dated August 17, 2005, concerning the Staff’s review of Tupperware Corporation’s Form 10-K for the fiscal year ended December 25, 2004 filed on March 10, 2005, the Company’s Form 10-Q for the quarter ended April 2, 2005 filed on May 10, 2005, and the Company’s Form 10-Q for the quarter ended July 2, 2005 filed on August 8, 2005. The following is the Company’s response to each of the matters contained in your most recent letter.

Comments on July 2, 2005 10-Q

Financial Statements

Note 2 - Shipping and Handling Costs, page 7

1)	Comment: Please disclose the amount of distribution costs that are included in the delivery, sales and administrative expense line item for each period presented as you agreed to do in your July 27, 2005 supplemental response to us.

Reply: The amounts provided in the Company’s July 27, 2005 supplemental response were intended to answer the questions posed in the comment letter dated July 13, 2005 and not to indicate that they would be included in the interim disclosures. However, the Company will provide the requested amounts in future interim filings. As required by EITF 00-10, “Accounting for Shipping and Handling Costs”, the Company currently incorporates this disclosure in its annual 10-K filings. For reference, this disclosure is contained under the Shipping and Handling Costs caption of Note 1 to the Consolidated Financial Statements. The Company apologizes for the confusion.

August 31, 2005

Mr. Rufus Decker

The shipping and handling costs included in delivery, sales and administrative expense for the second quarter of 2005 and 2004 were $13.8 million and $13.6 million, respectively, and was $27.2 million for each of the corresponding year-to-date periods.

Note 3 – Promotional Accruals, page 7

2)	Comment: Please disclose the amount of promotional expenses that are included in the delivery, sales and administrative expense line item for each period presented as you agreed to do in your July 27, 2005 supplemental response to us.

Reply: The amounts provided in the Company’s July 27, 2005 supplemental response were intended to answer the questions posed in the comment letter dated July 13, 2005 and not to indicate that they would be included in the interim disclosures. The Company feels that specific disclosure of this amount in recurring filings would put the Company at a competitive disadvantage in comparison with other companies in the direct selling industry. The Company does not believe that the majority of its competitors that operate as public companies disclose this type of information. The Company also feels that such disclosure could be misinterpreted by the Company’s independent sales forces. Within its MD&A disclosures, the Company identifies situations where either increased or decreased levels of promotional spending currently are expected to result in a potentially material change in its results of operations. The Company feels it is in compliance with the disclosure requirements of Section 210.5-03 of Regulation S-X of the Securities Exchange Act of 1934 related to its delivery, sales and administrative expense and respectfully asks that the Staff reconsider the request to disclose the amount of promotional expenses.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

August 31, 2005

Mr. Rufus Decker

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman

Michael S. Poteshman

Executive Vice President and

    Chief Financial Officer